

October 9, 2014

Via E-mail
Ms. Christie B. Kelly
Chief Financial Officer
Jones Lang LaSalle Incorporated
200 East Randolph Drive
Chicago, IL 60601

> **Re:** **Jones Lang LaSalle Incorporated**
> **Form 10-K for year ended December 31, 2013**
> **Filed on February 27, 2014**
> **File No. 001-13145**

Dear Ms. Kelly:

We have reviewed your response letter dated October 1, 2014 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2013

Financial Statements

Notes to Consolidated Financial Statements, page 89

1. We note your response to our prior comment 2. We continue to believe the disclosures in paragraphs 6, 11B, and 29 of ASC 310-10-50, particularly the policy related disclosures, are applicable to your financial statements. Please confirm that you will include these disclosures in future periodic filings, and provide us an example of your proposed disclosures. Your revised disclosure should include some indication of whether any of your financing receivables are impaired or non-performing.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or the undersigned at 202-551-3438 if you have questions.

Sincerely,

/s/ Robert F. Telewicz Jr.

Robert F. Telewicz Jr.
Senior Staff Accountant